Exhibit 99.1

Auris Medical Provides Business Update and Reports Fourth Quarter and Full Year 2017 Financial Results

•	Initiated second Phase 1 clinical trial with intranasal betahistine

•	Preparing for health authority discussions of regulatory pathway for AM-111 program

•	Analyses of Keyzilen® trial outcomes ongoing

•	Company to review strategic options

Zug, Switzerland, March 22, 2018 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, today provided a business update and announced financial results for the fourth quarter and full year ended December 31, 2017.

“We are making good progress with our AM-125 program for the intranasal treatment of vertigo with betahistine,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “We obtained further animal data confirming the superior bioavailability of intranasal betahistine relative to oral betahistine and look forward to obtaining additional data in humans through our recently initiated second Phase 1 trial. As we prepare to discuss the regulatory pathway for our AM-111 program with health authorities and continue to analyze the outcomes from our Keyzilen® trials, we are reviewing our strategic options focused on enhancing shareholder value.”

Development Program Updates

AM-125 for Vertigo

•	Initiated second Phase 1 clinical trial with AM-125. The study will seek to determine the maximum tolerated dose with single and repeated dosing and generate additional data on the bioavailability of intranasal betahistine in humans. Results are expected to become available by mid-year. An earlier single dose Phase 1 clinical trial with intranasal betahistine up to 40 mg had shown a relative bioavailability which was 20-40 times higher compared with plasma levels in an independent Phase 1 clinical trial with oral betahistine at 3 x 48 mg/day.[1]

•	Reported results from a single-dose pharmacokinetic study in Beagle dogs. Betahistine concentrations were determined in blood plasma following intranasal administration of the compound at doses up to 120 mg, oral administration up to 48 mg/kg and intravenous administration at 0.44 mg/kg. The absolute bioavailability reached 27% to 82% with intranasal betahistine and 2 to 6% with oral betahistine. The relative bioavailability of intranasal betahistine against oral betahistine was in a range of 5 to 35 times.

AM-111 for Acute Inner Ear Hearing Loss

•	Prepared for discussions of AM-111 data and regulatory pathway with health authorities. The Company initiated a scientific advice procedure with the European Medicines Agency and plans to engage also in discussions with the FDA in in the second quarter of 2018. Data from a further 31 patients who enrolled in the ASSENT trial with profound acute hearing loss are expected towards the end of the first quarter of 2018. ASSENT is the sister trial of the previously completed HEALOS study.

Keyzilen® (AM-101) for Acute Inner Ear Tinnitus

•	Announced preliminary top-line data from the TACTT3 trial, indicating that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Index score from baseline to Day 84 in the active treated

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1 The overall design of that trial is described in Barak et al. (2016), Journal of Psychopharmacology 30(3): 237-241.

Auris Medical Holding AG · Bahnhofstrasse 21 · CH-6300 Zug · Tel. +41 41 729 71 94 · www.aurismedical.com group compared to placebo either in the overall population or in the otitis media subpopulation. The Company is investigating the outcomes, including those in the previously conducted sister trial TACTT2, and will provide an update in due course.

Corporate Developments

•	Completed a direct registered offering of approximately 12.5 million common shares to investors at a price of $0.44 per share with net proceeds of $4.9 million. The Company also issued warrants to purchase up to an aggregate of approximately 7.5 million common shares in a concurrent private placement. The warrants have an exercise price of $0.50 per share.[2]

•	Effected a 1 for 10 share reverse split through the merger of the Company with one of its subsidiaries. The post-merger common shares of Auris Medical Holding AG began trading on the Nasdaq Capital Market on March 14, 2018.

Other Developments

•	Elected Alain Munoz, MD, to the Board of Directors. Dr Munoz is a French entrepreneur and independent management consultant in the pharmaceutical and biotechnology industry. He previously served on our Board of Directors between 2007 and 2015.

•	Re-elected Thomas Meyer (Chairman), Armando Anido, Calvin Roberts and Mats Blom to the Board of Directors. Oliver Kubli and Berndt Modig did not stand for re-election.

Fourth Quarter and Full Year 2017 Financial Results

Fourth Quarter 2017 Financial Results

•	Cash and cash equivalents at December 31, 2017, totaled CHF 15.0 million.

•	Total operating expenses for the fourth quarter of 2017 were CHF 5.4 million compared to CHF 6.3 million for the fourth quarter of 2016.

•	Research and development expenses for the fourth quarter of 2017 were CHF 4.3 million compared to CHF 5.0 million for the fourth quarter of 2016.

•	General and administrative expenses for the fourth quarter of 2017 were CHF 1.2 million compared to CHF 1.3 million for the fourth quarter of 2016.

•	Net loss for the fourth quarter of 2017 was CHF 4.6 million, or CHF 0.10 per share, compared to CHF 5.6 million, or CHF 0.16 per share, for the fourth quarter of 2016.[3]

Full Year 2017 Financial Results

•	Total operating expenses for 2017 were CHF 24.4 million compared to CHF 30.2 million for 2016.

•	Research and development expenses for 2017 were CHF 19.2 million compared to CHF 24.8 million for 2016.

•	General and administrative expenses for 2017 were CHF 5.2 million compared to CHF 5.5 million for 2016.

•	Net loss for 2017 was CHF 24.4 million, or CHF 0.56 per share, compared to CHF 30.7 million, or CHF 0.89 per share, for 2016.[4]

The Company expects that its operating expenses in 2018 will be in the range of CHF 10 to 12 million.

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2 The issue price and exercise price do not reflect the effect of the subsequent reverse stock split.

3 Per share figures not adjusted for effect of subsequent reverse stock split.

4 Per share figures not adjusted for effect of subsequent reverse stock split.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology. The company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is developing intranasal betahistine for vertigo (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Auris Medical's Annual Report on Form 20-F for the year ended December 31, 2017 was filed with the Securities and Exchange Commission. A copy of the Annual Report is available on the Company's website www.aurismedical.com in the Investors section.

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2017, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Company contact: Hernan Levett, Chief Financial Officer, +41 61 201 1350

Investor contact: Daniel Ferry, LifeSci Advisors, 1-617-535-7746

investors@aurismedical.com

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Loss
For the Three and Twelve Months Ended December 31, 2017 and 2016 (in CHF)

	THREE MONTHS ENDED DECEMBER 31		TWELVE MONTHS ENDED DECEMBER 31
	2017	2016	2017	2016
Research and development	(4,285,200)	(5,013,425)	(19,210,842)	(24,776,763)
General and administrative	(1,153,036)	(1,301,825)	(5,150,409)	(5,446,512)
Operating loss	(5,438,236)	(6,315,250)	(24,361,251)	(30,223,275)
Interest income	7	23,281	53,570	67,565
Interest expense	(391,994)	(418,835)	(1,640,394)	(828,547)
Foreign currency exchange gain/(loss), net	104,794	1,077,527	(824,592)	(100,097)
Revaluation gain from derivative financial instruments	1,667,168	62,858	3,372,186	291,048
Transaction costs	(520,532)	0	(1,026,766)	0
Loss before tax	(4,578,793)	(5,570,419)	(24,427,247)	(30,793,306)
Income tax gain/(loss)	(6,800)	0	17,773	131,055
Net loss attributable to owners of the Company	(4,585,593)	(5,570,419)	(24,409,474)	(30,662,251)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability	(106,120)	190,353	271,980	(394,102)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	(4,819)	(51,655)	50,497	(19,723)
Other comprehensive income/(loss)	(110,939)	138,698	322,477	(413,825)
Total comprehensive loss attributable to owners of the Company	(4,696,532)	(5,431,721)	(24,086,997)	(31,076,076)

Basic and diluted loss per share[5]	(0.10)	(0.16)	(0.56)	(0.89)

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5 Not adjusted for effect of subsequent reverse stock split.

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Financial Position

(in CHF)

	DECEMBER 31, 2017	DECEMBER 31, 2016

ASSETS
Non-current assets
Property and equipment	252,899	369,294
Intangible assets	1,629,100	1,482,520
Other non-current financial receivables	76,710	114,778
Total non-current assets	1,958,709	1,966,592

Current assets
Other receivables	241,281	296,531
Prepayments	652,913	952,595
Cash and cash equivalents	14,973,369	32,442,222
Total current assets	15,867,563	33,691,348

Total assets	17,826,272	35,657,940

EQUITY AND LIABILITIES
Equity
Share capital	19,349,556	13,731,881
Share premium	114,648,228	112,838,815
Foreign currency translation reserve	(33,047)	(83,544)
Accumulated deficit	(136,126,946)	(112,344,303)
Total shareholders, (deficit)/equity attributable to owners of the Company	(2,162,209)	14,142,849

Non-current liabilities
Loan	5,584,297	10,151,498
Derivative financial instruments	1,836,763	117,132
Employee benefits	1,962,970	2,092,434
Deferred tax liabilities	178,809	196,582
Total non-current liabilities	9,562,839	12,557,646

Current liabilities
Loan	4,542,109	2,212,706
Trade and other payables	1,200,820	1,837,997
Accrued expenses	4,682,713	4,906,742
Total current liabilities	10,425,642	8,957,445
Total liabilities	19,988,481	21,515,091
Total equity and liabilities	17,826,272	35,657,940